CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

August 15, 2013

By U.S. Mail & Facsimile to (703) 813-6987

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 26, 2013

File No. 001-11758

Dear Mr. Vaughn:

Morgan Stanley (the “Company”) is pleased to respond to your letter of August 2, 2013 concerning its Form 10-K for the fiscal year ended December 31, 2012 (“2012 Form 10-K”).

For your convenience, we have restated your comments below.

Form 10-K for the Year Ended December 31, 2012

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 290

9A – Controls and Procedures, page 290

Comment:

1. We note your response to comment one of our letter dated July 11, 2013. In light of the multiple significant deficiencies involving multiple accounts and processes specifically identified in your responses dated May 20 and July 24, 2013 and the fact that some relate to areas of financial reporting where errors were identified as a result of inquiries from your independent auditor, please provide further information to help us understand how you have evaluated the controls related to the Risk Assessment and Monitoring components of COSO to identify whether control deficiencies existed. Specifically, please discuss in the context of each of the significant deficiencies whether and how the company’s monitoring or risk assessment controls detected those deficiencies or otherwise whether each of the identified significant deficiencies are indicative of additional deficiencies in risk assessment or monitoring controls. To the extent that deficiencies were identified, or are identified in the process of responding to our inquiry, in either of these components, please describe them and elaborate on how you have evaluated their severity.

Response:

The Company’s risk assessment and monitoring components are based on the foundational concepts outlined by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992) (“Integrated Framework”), where risks are assessed based on established objectives, and deficiencies in internal control are identified through ongoing monitoring procedures and evaluations (“ongoing monitoring activities”) and separate evaluations. One of the Company’s primary objectives is to ensure preparation of reliable published financial statements in conformity with U.S. generally accepted accounting principles.

The Company has an established process to assess risks related to its objective of ensuring reliable published financial statements at the Company, financial statement and business unit activity levels and an internal control environment designed to address these risks through entity level and business level controls, which include specific disclosure and financial statement close process controls. Ongoing monitoring activities are built into the Company’s overall framework and include information obtained from various sources, including line and functional personnel and senior management, and may include communications from external parties (e.g., regulators, legal counsel, independent auditors). Additionally, separate independent evaluations performed by the Company’s Internal Audit Department and independent Sarbanes-Oxley group validate the ongoing functioning and effectiveness of internal controls. Information from these various sources is used by the Company to continually update and reassess risk and to continually implement enhanced internal controls and monitoring activities. The risk assessment, ongoing monitoring activities and separate evaluations components of the Company’s overall framework noted above are in accordance with the COSO Integrated Framework.

The Company believes that its risk assessment process, which is continually updated, functioned properly in appropriately identifying risks relevant to financial reporting. Based on that risk assessment, the Company put in place internal controls and related ongoing monitoring activities that were effective [*].

[*]

As disclosed on page 132, “Quantitative and Qualitative Disclosures about Market Risk—Credit Risk—Institutional Securities Activities—Credit Exposure—Corporate Lending” (“Credit Exposure—Corporate Lending”) section of the Form 10-Q for the quarter ended March 31, 2012, “…effective April 1, 2012, the Company began accounting for all new ‘relationship-driven’ and ‘event-driven’ loans and lending commitments as either held for investment or held for sale.” Given that loan activity became a more integral part of the Company’s business, subsequent to it becoming a financial holding company (“FHC”), the Company’s risk assessment, control processes and ongoing monitoring activities were aligned with this transition in accounting. [*] It should be noted, that since becoming a FHC, the Company continuously monitors and evaluates its financial statement presentation to align it with banking industry peers, where appropriate.

[*]

[*]

[*]

[*]

[*]

Income Taxes

[*]

[*]

As a result of the comprehensive review, together with the enhancement of certain tax internal controls and increased ongoing monitoring activities, the Company detected additional errors and made certain adjustments in its financial statements for the fourth quarter of 2012 which have been previously disclosed to you in our February 15, 2013 response, and in the Income Taxes note to the consolidated financial statements and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Significant Items—Income Tax Items” section of the 2012 Form 10-K.

CTA

In the second quarter of 2012, the Company identified an error related to CTA that pertained to the incorrect application of hedge accounting on certain derivative contracts previously designated as net investment hedges of certain foreign subsidiaries. [*]

[*] As noted in our May 20, 2013 response letter, subsequent to the identification of the hedge accounting error, the Company appropriately redesignated derivative contracts and reapplied net investment hedge accounting. [*]

Consolidated Statement of Cash Flows

[*]

[*] As noted in the Company’s response to comment 3 in its letter dated May 20, 2013, the presentation error within the consolidated statement of cash flows did not impact consolidated net income, comprehensive income, earnings per share, total equity, or the statement of financial condition; therefore, from an earnings or financial condition perspective, the presentation error was not material in any respect.

[*]

Conclusion

The Company believes that it maintained an appropriate and effective risk management framework and effective ongoing monitoring activities and separate evaluations related to identified risks that captured the deficiencies noted in this letter in a timely manner [*]. The Company’s conclusion, which is noted in its response to comment 3 in its letter dated May 20, 2013, [*] it maintained effective internal controls over financial reporting and disclosure controls and procedures for all relevant periods. [*]

[*] based on the consideration of all the relevant factors and information, the Company believes that its framework was effective for all relevant periods. The Company also believes that, based on the facts and circumstances as indicated above, any enhanced control or ongoing monitoring activities enacted during the relevant periods did not materially affect, nor are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company did not discover any additional control deficiencies or errors as a result of responding to the Staff’s inquiries.

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer

Jeffrey M. Kottkamp, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Yolanda Trotter, Securities and Exchange Commission